                                  SCHEDULE 13D

                                 (RULE 13D-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                   Under the Securities Exchange Act of 1934


                            3TEC ENERGY CORPORATION
                                (Name of Issuer)

                     Common Stock, Par Value $.02 Per Share
                         (Title of Class of Securities)

                                   88575R308
                                 (CUSIP Number)

                                Floyd C. Wilson
                            3TEC Energy Corporation
                                700 Milam Street
                                   Suite 1100
                              Houston, Texas 77002
                                 (713) 821-7100
(Name, Address, and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                August 27, 2001
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any
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subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88575R308                            13D                                    Page 2 of 5 Pages
--------------------------------------------------------------------------------------------------------
 1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
       (Entities Only)

       Floyd C. Wilson
--------------------------------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_]
      (b) [_]
--------------------------------------------------------------------------------------------------------
3     SEC Use Only
--------------------------------------------------------------------------------------------------------
4     Source of Funds (See Instructions)                00 (See Item 3)
--------------------------------------------------------------------------------------------------------
5     Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
      or 2(e) [_]
--------------------------------------------------------------------------------------------------------
6     Citizenship or Place of Organization                       United States Citizen
--------------------------------------------------------------------------------------------------------
                                      7   Sole Voting Power                             1,370,960
Number of Shares                      ------------------------------------------------------------------
Beneficially Owned By                 8   Shared Voting Power                                   0
Each Reporting Person                 ------------------------------------------------------------------
With                                  9   Sole Dispositive Power                        1,370,960
                                      ------------------------------------------------------------------
                                      10  Shared Dispositive Power                              0
--------------------------------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person 1,370,960
--------------------------------------------------------------------------------------------------------
12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions) [_]
--------------------------------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)  7.9%/(1)/
--------------------------------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------------------------------
/(1)/ Based on 16,504,503 shares of common stock issued and outstanding on March 7, 2002.

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ITEM 1.   SECURITY AND ISSUER.

     Common stock, par value of $.02 per share, of 3TEC Energy Corporation, 700 Milam Street, Suite 1100, Houston, Texas 77002.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) Floyd C. Wilson

     (b) 3TEC Energy Corporation, 700 Milam Street, Suite 1100, Houston, Texas 77002.

     (c) Chief Executive Officer and Chairman of the Board of 3TEC Energy Corporation, 700 Milam Street, Suite 1100, Houston, Texas 77002. 3TEC Energy Corporation is engaged in the acquisition, development, production and exploration of oil and natural gas reserves.

     (d) None

     (e) None

     (f) United States Citizen

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On August 6, 2001, an agreement was reached with W/E Energy Company L.L.C. ("W/E") to allow Mr. Wilson to put his ownership of W/E for securities of the Issuer. As a result, (i) on August 27, 2001, W/E distributed to Mr. Wilson 200,000 shares of common stock and 297,089 shares of common stock derived from conversion of a senior subordinated convertible note, and (ii) on September 28, 2001, W/E distributed to Mr. Wilson 69,521 shares of common stock and warrants to purchase 290,014 shares of common stock, which are immediately exercisable at $3.00 per share.

     In addition, Mr. Wilson's beneficial ownership includes 508,336 shares issuable upon exercise of options granted to Mr. Wilson and 5,000 shares of common stock owned by Wilvest Limited Partnership of which Mr. Wilson is the general partner. Mr. Wilson disclaims beneficial ownership of the shares owned by Wilvest Limited Partnership except to the extent of his pecuniary interest therein.

ITEM 4. PURPOSE OF TRANSACTION.

     Mr. Wilson has acquired his shares of Issuer common stock as a distribution of his membership interest in W/E. As Chairman of the Board and Chief Executive Officer of the Issuer, Mr. Wilson considers stock ownership of the Issuer important and
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at this time intends to hold such shares for investment. Mr. Wilson may in the future acquire additional shares of common stock through market transactions or otherwise, maintain his current investment, or dispose of some or all of the common stock.

     Mr. Wilson has no present plans or proposals which relate to or would result in any of the actions specified in Item 4 (a) through (j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. Wilson is the beneficial owner of 1,370,960 shares of common stock, representing 7.9% of the Issuer's common stock issued and outstanding. The percentage is based on 16,504,503 shares of common stock issued and outstanding on March 7, 2002. This figure includes 798,350 shares of common stock which Mr. Wilson has the right to acquire (warrants to purchase 290,014 shares of common stock plus 508,336 shares issuable upon exercise of options granted to Mr. Wilson).

     (b) Mr. Wilson's beneficial ownership includes sole power to vote or to direct the vote and to dispose or direct the disposition of 1,370,960 shares of common stock, including 5,000 shares of common stock owned by Wilvest Limited Partnership of which Mr. Wilson is the general partner. Mr. Wilson disclaims beneficial ownership of the shares owned by Wilvest Limited Partnership except to the extent of his pecuniary interest therein.

     (c) On August 6, 2001, an agreement was reached with W/E to allow Mr. Wilson to put his ownership of W/E for securities of the Issuer. As a result,
(i) on August 27, 2001, W/E distributed to Mr. Wilson 200,000 shares of common stock and 297,089 shares of common stock derived from conversion of a senior subordinated convertible note, and (ii) on September 28, 2001, W/E distributed to Mr. Wilson 69,521 shares of common stock and warrants to purchase 290,014 shares of common stock, which are immediately exercisable at $3.00 per share.

     (d) The limited partners of Wilvest Limited Partnership, as well as the general partner, have the right to receive dividends from, or the proceeds from the sale of, the 5,000 shares of common stock owned by Wilvest Limited Partnership.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable.
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         April 2, 2002

                                    /s/ Floyd C. Wilson
                                    -------------------
                                    Floyd C. Wilson